Filed Pursuant to Rule 433
Registration Statement No. 333-229539
May 26, 2020

Final Term Sheet

$650,000,000 1.150% Notes due 2025

$1,000,000,000 1.950% Notes due 2030

$650,000,000 2.900% Notes due 2050

Issuer:	Stryker Corporation

	2025 Notes	2030 Notes	2050 Notes

Security Type:	1.150% Notes due 2025	1.950% Notes due 2030	2.900% Notes due 2050

Principal Amount:	$650,000,000	$1,000,000,000	$650,000,000

Maturity Date:	June 15, 2025	June 15, 2030	June 15, 2050

Interest Payment Dates:	Each June 15 and December 15, commencing December 15, 2020	Each June 15 and December 15, commencing December 15, 2020	Each June 15 and December 15, commencing December 15, 2020

Coupon (Interest Rate):	1.150% per year	1.950% per year	2.900% per year

Price to Public:	99.766% of the Principal Amount	99.611% of the Principal Amount	99.701% of the Principal Amount

Benchmark Treasury:	0.375% due April 30, 2025	0.625% due May 15, 2030	2.000% due February 15, 2050

Spread to Benchmark Treasury:	T + 85 bps	T + 130 bps	T + 150 bps

Benchmark Treasury Yield:	0.348%	0.693%	1.415%

Yield to Maturity:	1.198%	1.993%	2.915%

Optional Redemption Provisions:

Make-Whole Call:	Prior to May 15, 2025, T+ 15 bps	Prior to March 15, 2030, T+ 20 bps	Prior to December 15, 2049, T+ 25 bps

Par Call:	On or after May 15, 2025, at par	On or after March 15, 2030, at par	On or after December 15, 2049, at par

CUSIP/ISIN:	863667 BA8 / US863667BA85	863667 AY7 / US863667AY70	863667 AZ4 / US863667AZ46

Special Mandatory Redemption:	In the event that the Issuer does not satisfy the minimum tender and other conditions in the Purchase Agreement and consummate the Wright Tender Offer on or prior to February 4, 2021, or if, prior to such date, the Issuer notifies the trustee in writing that the Purchase Agreement has been terminated, the Issuer will be required to redeem each series of notes (other than the 2050 Notes) in whole and not in part for cash at a special mandatory redemption price equal to 101% of the aggregate principal amount of such series, plus accrued and unpaid interest, if any, to, but excluding, the special mandatory redemption date. The 2050 Notes will not be subject to the special mandatory redemption and will remain outstanding (unless otherwise redeemed) even if the Wright Tender Offer is not consummated on or prior to February 4, 2021.

Expected Ratings*:	Baa1 (negative) (Moody’s) / A- (negative) (Standard & Poor’s)

Trade Date:	May 26, 2020

Settlement Date**:	June 4, 2020 (T+7)

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Wells Fargo Securities, LLC Barclays Capital Inc. BNP Paribas Securities Corp. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

Co-Managers:	HSBC Securities (USA) Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc. PNC Capital Markets LLC Siebert Williams Shank & Co., LLC

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security. No report of any rating agency is being incorporated by reference herein.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on any date prior to the second business day before delivery thereof will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 and Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or wfscustomerservice@wellsfargo.com.